Media release

Rio Tinto board changes

10 February 2017

Rio Tinto will appoint three new independent non-executive directors to the boards of Rio Tinto plc (LSE: Rio:London) and Rio Tinto Limited (ASX:Rio) (the “board”).

Former Sasol Ltd chief executive David Constable and former Centrica plc chief executive Sam Laidlaw will be appointed with immediate effect. Royal Dutch Shell plc chief financial officer Simon Henry will join the board with effect from 1 July 2017.

Non-executive directors Robert Brown and Anne Lauvergeon have indicated their intention to step down from the board at the Rio Tinto Limited annual general meeting on 4 May 2017.

The new directors broaden the experience of the board, bringing considerable expertise in the resources sector and an international perspective, having enjoyed long careers in executive roles with multinational businesses. All three also have significant experience as non-executive directors with leading listed companies.

David Constable has more than 30 years’ experience in senior roles at large-scale construction and engineering companies, predominantly with leading international contractor Fluor Corporation. He later spent five years as president and chief executive officer of Sasol Ltd from 2011. He is also a non-executive director of Anadarko Petroleum Corporation and ABB Ltd.

With more than three decades in the oil and gas industry, Simon Henry brings a wealth of financial and board expertise to Rio Tinto. Simon joined Royal Dutch Shell in 1982 and has held senior roles across the business in Europe, Asia and the Middle East. He was appointed as chief financial officer and as a board member of Royal Dutch Shell in 2009. Simon, who will leave Royal Dutch Shell at the end of June 2017, is also a non-executive director of Lloyds Banking Group plc.

Sam Laidlaw has had a long career in the energy industry in executive roles across the globe. Sam was chief executive officer of Centrica plc for eight years until 2014 and is a non-executive director of HSBC Holdings plc and chairman of Neptune Oil & Gas Ltd.

Rio Tinto chairman Jan du Plessis said “I am delighted to welcome David, Simon and Sam to the board of Rio Tinto. Each of them has an outstanding pedigree, having operated in upstream, capital intensive and global industries. With diverse expertise across successful international engineering, resources and financial businesses, I have no doubt that their insight and hands-on experience will strengthen the board.

“I would like to thank Bob and Anne for the considerable contribution they have both made to the board over the years and for their wise counsel. In Bob’s case, I also want to acknowledge the additional demands of travelling from Canada to either London or Australia regularly over the past seven years. On behalf of the board, I wish both Bob and Anne well for the future.”

Rio Tinto confirms that, with respect to each of the new non-executive directors, there are no matters to be disclosed pursuant to Rule 9.6.13(1) – (6) of the Listing Rules of the UK Listing Authority.

Notes to editors

David Constable

David is a highly distinguished executive, with strong credentials in the engineering, construction, energy and chemical sectors and brings an international perspective to the board having worked in Canada, the United States, Chile, Argentina, the Netherlands, China and South Africa. David was the president and chief executive officer of Sasol Ltd from 2011 to 2016. Before this appointment, he held various roles with Fluor Corporation from 1982 to 2011, most recently as Group president, Project Operations from 2009 to 2011 and, prior to this, as Group president, Power Business. David has been a non-executive director of ABB Ltd since 2015 and was appointed to the board of Anadarko Petroleum Corporation in 2016.

Simon Henry

Simon has enjoyed a 35-year career with Royal Dutch Shell, most notably as a board member and chief financial officer since 2009. He was chief financial officer and executive vice president, Finance, Exploration & Production from 2004 to 2009, and, prior to this, he was head of Group Investor Relations from 2001 to 2004. Simon brings extensive financial and strategy expertise to the Board, including audit committee experience. During his time at Royal Dutch Shell, Simon worked in the UK, the Netherlands, Egypt, Thailand and Asia-Pacific. He has been a non-executive director of Lloyds Banking Group plc since June 2014 where he is a member of the Audit Committee and the Risk Committee.

Sam Laidlaw

Sam brings to the board deep experience of long-cycle, high-capex and safety critical industries from his involvement in the upstream oil and gas industry over more than 30 years. Sam was chief executive officer of Centrica plc from 2006 to 2014. Previous roles include: executive vice president of Chevron Corporation; non-executive director of Hanson PLC; chief executive officer of Enterprise Oil plc; and president and chief operating officer of Amerada Hess Corporation. He was also a member of the UK Prime Minister’s Business Advisory Group and senior director at the Department of Transport from 2011 to 2014. Since 2008, Sam has been a non-executive director of HSBC Holdings plc, where he is chairman of the Remuneration Committee and the Nomination Committee. Sam is also chairman of Neptune Oil & Gas Ltd.

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